UNITED STATES OF AMERICA

          BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.



* * * * * * * * * * * * * * * * *
In the Matter of                *
                                *
ENTERGY CORPORATION,            *         CERTIFICATE
ENTERGY ENTEPRISES, INC., et al.*     PURSUANT TO RULE 24
                                *
File No. 70-9123                *
                                *
(Public Utility Holding Company *
Act of 1935)                    *
* * * * * * * * * * * * * * * * *


      Pursuant  to  Rule  24 promulgated by  the  Securities  and

Exchange  Commission  (SEC)  under  the  Public  Utility  Holding

Company  Act  of  1935,  as amended (Act),  as  modified  by  the application-declaration, as amended, in the above referenced file and  the related orders dated June 22, 1999 (June 1999 Order) and

August 21, 2000 (the August 2000 Order), this is to certify  that the  following transactions were carried out during the three (3)

months   ended   March   31,  2001  (the  quarter)   by   Entergy

Corporation's   Non-utility Companies1 (Non-Reg   Companies),

pursuant to the authorization of the SEC.  Capitalized terms used in  this Certificate, unless otherwise defined, have the meanings set forth in the June 1999 Order and/or the August 2000 Order.





Authorized Transactions

     Pursuant to the June 1999 Order or the August 2000 Order, as

applicable, (a) the Non-Reg Companies are authorized  to  conduct

development   activities  with  respect  to  various   investment

opportunities for Entergy Corporation (Entergy), (b) the  Non-Reg

Companies  are authorized to provide various consulting  services to  other  Non-Reg Companies and to non-associates, including  to market  to  non-associates  the Entergy  System's  expertise  and capabilities  in  energy-related areas, and  to  market  to  non-

associates intellectual property developed or acquired by  System companies,  (c) the Non-Reg Companies are authorized  to  provide

various  management,  administrative  and  support  services   to

associate   companies,  excluding  certain  associate   companies

(Excepted Companies2), (d) Entergy is authorized to create O&M

Subs  to  provide various operations and maintenance services  to non-associate  or associate companies, (e) Entergy is  authorized to  create one or more New Subsidiaries, (f) Entergy and the Non-

Reg Companies are authorized to make Non-utility Loans to certain

Non-Reg  Companies, (g) the Non-Reg Companies are  authorized  to issue  Other Securities of any type to Entergy, to other  Non-Reg

Companies  or  to  third parties, (h) the Non-Reg  Companies  are authorized  to pay dividends to their immediate parent  companies from  capital accounts or other unearned surplus, and (i) Entergy and the Non-Reg Companies are authorized to provide guarantees or other  forms of credit support (Guarantees) to or for the benefit of  Non-Reg Companies through December 31, 2005, in an  aggregate principal  amount  not  to  exceed $2 billion  at  any  one  time outstanding,  excluding  any  Guarantees  previously  issued  and outstanding under the June 1999 Order.)

      During  the  quarter,  Entergy and  the  Non-Reg  Companies participated in the following authorized transactions:



I.  Administrative, Consulting, Management, and Other Services to

   Associate Companies

      During  the quarter, Entergy Enterprises Inc. (Enterprises)

provided certain management and support services, at cost, to its associate  companies,  Entergy Power, Inc. (EPI),  Entergy  Power

Marketing  Corp.,  Entergy Trading and  Marketing  Ltd.,  Entergy

Technology  Holding  Company (ETHC), Entergy  Technology  Company

(ETC),  Entergy Holdings, Inc., Entergy Business Solutions,  LLC,

Entergy Thermal LLC, Entergy Global Investments, Inc., Entergy UK

Enterprises  Ltd.,  Entergy Operations  Services,  Inc.,  Entergy

Procurement  Exchange  Corporation,  Entergy  Retail   Management

Services  LLC-A,  Entergy Power Development  Corporation  (EPDC),

Entergy  International Ltd. LLC, Entergy Pakistan, Ltd.,  Entergy

Power  Asia  Ltd.,  EP Edegel, Inc., EWO Holdings  Inc.,  Entergy

Power  Operations  Corp.,  Entergy Power  International  Holdings

Corp.,  Entergy  Nuclear, Inc. (ENI), Entergy Nuclear  Generation

Company  (ENGC),  Entergy  Nuclear Holding  Company  #1,  Entergy

Nuclear  Operations, Inc., Entergy Nuclear Indian  Point  3  LLC,

Entergy Nuclear Fitzpatrick, LLC, TLG Services, Inc., Entergy MHK

Retail,  LLC,  Entergy Solutions Ltd., Entergy Solutions  Supply,

Ltd.,  Entergy  Power RS Corp., EWO Marketing, LP, Entergy  Power

E&C  Holdings,  LLC,  Warren Power, LLC, and  Entergy  Power  Gas

Operations  Corp.  Enterprises' billings to  all  such  associate companies  included  direct costs incurred plus,  to  the  extent

applicable,   an  indirect  loading  based  upon  current   month

administrative charges.

     Enterprises  billed,  at cost, EPI ($224,990)  for  services related  to  the  marketing of EPI capacity and energy  to  third parties  at  wholesale, preparation of contracts  and  regulatory filings,  oversight of plant operations and maintenance by  plant

operators, and procurement of transmission services.   In  regard

to  Entergy Power Marketing Corp. ($951,857) and Entergy  Trading

and   Marketing  Ltd.  ($446,388),  these  services  related   to

management  oversight,  the marketing of  energy  commodities  to third  parties  at  wholesale, the preparation of  contracts  and regulatory filings and the procurement of transmission  services.

In  regard  to ETHC ($143,538), ETC ($218,495), Entergy Holdings,

Inc.  ($26,696), Entergy Thermal LLC ($118,500), Entergy Business

Solutions, LLC ($6,188), EPDC ($1,595,635), Entergy International

Ltd.   LLC   ($1,777,393),  Entergy  Global   Investments,   Inc.

($10,950),   Entergy  MHK  Retail,  LLC  ($21,603),  Entergy   UK

Enterprises  Ltd.  ($4,780), Entergy  Operations  Services,  Inc.

($168,310), Entergy Procurement Exchange Corporation,  ($11,169),

Entergy  Retail  Louisiana Management Services,  LLC-A  ($2,776),

Entergy  Pakistan  Ltd.  ($184,747),  Entergy  Power  Asia  Ltd.,

($156,750),  EP  Edegel,  Inc.  ($144,322),  EWO  Holdings   Inc.

($97,759),   Entergy  Power  Operations  Corporation  ($209,130),

Entergy  Power International Holdings Corp. ($4,226,559), Entergy

Solutions   Ltd  ($542,270),  Entergy  Solutions   Supply,   Ltd.

($72,403),  Entergy Power RS Corp. ($442,193), EWO Marketing,  LP

($44,438),  Entergy  Power E&C Holdings, LLC  ($101,750),  Warren

Power,  LLC  ($448,372),  Entergy Power  Gas  Operations,  Corp.,

($168,622),  Entergy Nuclear Holding Company #1  ($970),  Entergy

Nuclear Operations, Inc. ($7,185), Entergy Nuclear Indian Point 3

LLC  ($686,217), Entergy Nuclear Fitzpatrick LLC ($626,810),  TLG

Services,  Inc.  ($31,137  credit), and ENI  ($1,107,695),  these services  were  primarily related to management oversight  and/or project development.  In regard to ENGC ($1,296,893), Enterprises provided  services related to the marketing of  energy  to  third parties at wholesale.

     During   the  quarter,  ENI  provided  management  oversight

services,  at  cost, in the amount of $128,635 to  TLG  Services,

Inc.   (TLG),   a   subsidiary  of  ENI  that  provides   nuclear

decommissioning   consulting  and  related   services   to   non-

affiliates.   ENI  also billed, at cost, Entergy  Nuclear  Indian

Point 3, LLC (IP3) and Entergy Nuclear Fitzpatrick, LLC (JAF) for

project development activities related to the acquisition by such companies  of  nuclear generating facilities  in  the  amount  of

$4,285,168 and $4,285,168, respectively.

     During the quarter, Entergy Operations Services, Inc. (EOSI)

provided  management  support to services  EntergyShaw,  LLC,  at cost, in the amount of $45,682.

     During   the   quarter,  Entergy  Holdings,  Inc.   provided

management/administrative  and  consulting  services  to  Entergy

Business  Solutions LLC and to Entergy Thermal LLC.  The  amounts billed,  at  cost, to Entergy Business Solutions LLC and  Entergy

Thermal LLC during this quarter were $30 and $13, respectively.

     During  the  quarter,  Entergy Retail  Louisiana  Management

Services, LLC-A provided management/administrative and consulting services to Entergy Solutions Ltd.  The amounts billed, at  cost,

during this quarter were $899,546.

     During  the quarter, Axia Energy LP provided management  and administrative support services to EWO Marketing LP in connection with  scheduling,  dispatching and trading  of  energy  to  third parties  at wholesale.  The amounts billed, at cost, during  this quarter were $697,360.

II.  Consulting Services Provided to Non-Associate Companies

       Enterprises,   under   contract   with   a   hydroelectric

partnership,   continues  to  provide  an  array   of   technical

services/support and maintenance for a hydroelectric transmission line.  Certain Entergy Services, Inc. personnel are providing the

services.   Enterprises is paid a fixed annual  fee  plus  market

based  rates for performing maintenance on the transmission  line owned  by  the partnership.  The partnership was charged  $14,376

for   services   rendered  during  the  second  quarter.    Also,

Enterprises provided consulting services to a third-party related to  the marketing of such party's excess energy capacity to third parties at wholesale.  These services were billed at cost in  the amount of $29,369.

     During  the  quarter,  no  other  consulting  services  were provided by Non-Reg Companies to non-associate companies.



III. Non-utility  Loans Made by Entergy to Non-Reg Companies,  or

     Between Non-Reg Companies

       During  the  quarter,  no  Non-utility  Loans  subject  to reporting  in  this Certificate were made by Entergy  to  Non-Reg

Companies or between Non-Reg Companies.



IV.  Other Securities Issuances by Non-Reg Companies

     During the quarter, no Other Securities issuances subject to reporting in this Certificate were made by Non-Reg Companies.



V.   Formation  and  Capitalization of New Subsidiaries  and  O&M

     Subs

     During  the quarter, Entergy formed the following  companies as  New  Subsidiaries in accordance with the June 1999 Order:  EK

Holding  I  LLC, EK Holding II LLC, EK Holding III LLC,  Entergy-

Koch  LLC,  Entergy-Koch  LP, Axia Energy  LLC,  and  Gulf  South

Pipeline  LLC,  each of which was formed in connection  with  the

Entergy-Koch  L.P.  joint venture; Entergy PTB  Holding  Company,

Inc., Entergy Select LLC, and Entergy Solutions Select Ltd.  each of  which  was  formed  in connection with Entergy's  unregulated retail  energy  business  in Texas; and Entergy  Nuclear  Vermont

Investment Company, and Entergy Nuclear Vermont Yankee LLC,  each of  which was formed to develop and/or acquire nuclear generating facilities.

     During the quarter, certain of the foregoing companies  were

minimally   capitalized  as  follows:  Entergy  Nuclear   Vermont

Investment  Company, and Entergy Nuclear Vermont Yankee  LLC,  EK

Holding  I  LLC, EK Holding II LLC, EK Holding III LLC,  Entergy-

Koch LLC, Axia Energy LLC and Gulf South Pipeline LLC. Also,  the

foregoing companies were capitalized as follows: Entergy-Koch  LP

($327,737,710),  Entergy PTB Holding Company, Inc.  ($1,000,000),

Entergy  Select LLC ($10,850) and Entergy Solutions  Select  Ltd.

($986,000).

     During  the quarter, no other amounts were expended to  form and initially capitalize any New Subsidiaries or O&M Subs.

     During  the quarter, Entergy International Holding Ltd.  LLC relinquished its status as a FUCO and has claimed status as a New

Subsidiary.   Also, Entergy Global Trading Holdings  Ltd.  (EGTH)

changed its status to a New Subsidiary. No additional capital was invested  by  Entergy in EGTH in connection with  the  change  in status.



VI.  Nature and Extent of O&M Services Provided

      During the quarter, ENI provided decommissioning management services  to two non-associate large nuclear operating  utilities in  the  Northeast.  ENI is paid a fixed monthly fee and  certain incentive  fees  and  is reimbursed for its actual  expenses  for labor  and  related charges for all services provided. The  total amount billed by ENI for all such services during the quarter was

$1,360,286. ENI also provided license renewal management services to  non-associate  nuclear utility customers.  The  total  amount billed  for  all  such  services during the quarter  was  $1,683,

consisting  of  market-based fees and reimbursable  expenses.  In connection with its O&M services business, ENI billed $6,000  for annual software license fees, consisting of market-based fees, to several non-associate customers for annual software license  fees for  the use of various nuclear software applications which  were

developed   by   System  Companies.  ENI  also  billed   $20,000,

consisting  of market-based fees, to non-associate customers  for the  use  of  monitoring equipment in conjunction  with  its  O&M services.

     In addition, during the quarter, EOSI provided power project

related  operation  and  management  services  to  several   non-

associate  customers,  including professional  advice,  technical

expertise   and   maintenance  services.   Specifically,   EOSI's

services   to   non-associate   customers   included   performing

preventive  maintenance on substations; providing O&M  consulting services;  installing  a  transformer and substation;  installing various electrical equipment including a 230kV breaker; providing project  management  for the installation  of  a  steam  turbine;

completing  construction  of a 230kV switchyard  for  a  merchant

plant;  and  preparing  a  technical  analysis  on  boiler   tube

failures.  The total amounts billed for all such services  during the  quarter were $1,222,305 consisting, in each case, of market-

based fees and reimbursable expenses.

     During the quarter, EOSI also provided management, technical and  environmental  support  to EPGC  in  respect  of  its  North

American  peaker projects, at cost in the amount of  $3,473,  and

EPDC's Saltend and Damhead Creek projects, at cost, in the amount

of  $108,280.   EOSI also provided construction  and  engineering

support  to Warren Power LLC, a peaker project and a wholly-owned indirect subsidiary of Entergy, at cost, for $5,255,785.

     During  the quarter, Entergy Nuclear Operations, Inc. (ENOI)

billed,   at   cost,  ENI  ($2,133,498),  TLG  ($792,848),   ENGC

($1,542,298 credit), IP3 ($20,084,524) and JAF ($17,047,997)  for operation and management services, including professional advice,

technical   support  primarily  related  to  the   operation   or

decommissioning of nuclear facilities.

      Entergy  represents that no Excepted Company has subsidized the  operations of any Non-Reg Company and that the rendering  of

O&M  Services  by O&M Subs is in compliance with  the  applicable rules,  regulations and orders of the SEC and has  not  adversely affected  the  services provided by any Excepted Company  to  its customers.



VII. Payment of Dividends By Certain Non-Reg Companies

     During  the quarter, no other dividends subject to reporting in this Certificate were paid by Non-Reg Companies.



VIII.       Reorganizations

     The  Entergy Non-Reg Companies' organizational structure  as of March 31, 2001 is included in Exhibit 1.

     No  reorganizations of Entergy's ownership interests in Non-

Reg  Companies  subject  to reporting in  this  Certificate  were effected during the quarter.


IX.  Outstanding Guarantees Issued by Entergy or by Non-utility

   Companies

     As  of  the end of the quarter, the total outstanding amount of Guarantees issued pursuant to the August 2000 Order by Entergy or  by Non-utility Companies (to the extent reportable herein) to or  for  the  benefit of Non-utility Companies was  $664,299,137,

excluding Guarantees previously issued and outstanding under  the

June 22, 1999 Order in the amount of $163,205,000.



X.   Financial Statements

     Entergy  Corporation's unaudited Balance  Sheet  and  Income

Statement  for the quarter ended March 31, 2001 are  included  in

Exhibit 2.





     IN  WITNESS WHEREOF, the undersigned company has caused this certificate to be executed on this 30th day of May 2001.



ENTERGY CORPORATION



/s/Nathan E. Langston
-----------------------------------------
Nathan E. Langston
Vice President and Chief Accounting Officer


FN1 Non-utility Companies  are defined in the August 2000 Order as
    "exempt wholesale generators" ("EWGs"), "foreign utility companies" ("FUCOs"), "exempt telecommunications companies" ("ETCs"), "O&M Subs", "Authorized Subsidiary Companies", "New Subsidiaries" and "Energy-related Companies".

FN2 The Excepted Companies are Entergy's retail operating companies (Entergy Arkansas Inc., Entergy Louisiana Inc., Entergy Mississippi Inc., Entergy New Orleans Inc. and Entergy Gulf States Inc.), System Energy Resources, Inc., System Fuels, Inc., Entergy Operations, Inc., Entergy Services, Inc., and any other subsidiaries that Entergy may create whose activities and operations are primarily related to the domestic sale of electric energy at retail or at wholesale to affiliates or the provision of goods or services thereto.